

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 17, 2008

Mr. Daniel J. Samela, Chief Executive Officer
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, Connecticut 06106

     Re: **Magellan Petroleum Corporation**
              Form 10-K for Fiscal Year Ended June 30. 2008
              Filed September 25, 2008
              Form 10-Q for Fiscal Quarter Ended September 30, 2008
              Filed November 13, 2008
              File No. 1-5507

Dear Mr. Samela:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Management Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 28

1.   In the interest of providing readers with a better insight into management's
        judgments in accounting for goodwill, please disclose the following:

    •   Each of the valuation methodologies used to value goodwill, including
        sufficient information to enable a reader to understand how each of the
        methods used differ, and why management selected these methods as
        being the most meaningful for the company in preparing the goodwill
        analysis.
    •   How you weight each of the methods used, and the basis for that
        weighting (if multiple methods are used).
    •   A quantitative and qualitative description of the material assumptions used
        and a sensitivity analysis of those assumptions based upon reasonably
        likely changes.

Liquidity and Capital Resources

Consolidated, page 28

2.   Please enhance your discussion and analysis to address the material changes in
        the underlying drivers (e.g. cash receipts from sale of oil and natural gas and cash
        payments to produce the oil and gas). In your revised disclosure, include an
        explanation of the reason for the significant changes in your accounts receivable
        and payable which contributed to the decrease in your cash provided by
        operations. Refer to FRC 501.13.b.1 for further guidance.

Consolidated Statement of Cash Flows, page 39

3.   You have reclassified exploration and dry hole costs as an investing cash flow.
        We believe costs that do not result in the acquisition of an asset, as described in
        paragraph 13 of SFAS 19, should not be classified as an investing activity on the
        statement of cash flows. However, those cash flows for exploration wells that are
        initially capitalized, as described in paragraph 19 of SFAS 19, are appropriately
        classified as cash flows from investing activities. Please revise your statements of
        cash flows to appropriately classify those cash flows identified as exploration and
        dry hole costs. You may refer to our guidance issued within Frequently
        Requested Accounting and Financial Reporting Interpretations and Guidance,

> March 31, 2001, Section II.F.8(b), which can be found at
> http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Note 1 – Summary of Significant Accounting Policies

Goodwill, page 41

4.   Disclose your method or methods for testing goodwill for impairment as a
significant accounting policy and the aggregate amount of goodwill for each
segment reported.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Executive Summary, page 10

5.   We note you continue to identify new customers for the sale of gas produced from
the Mereenie field subsequent to the expiration of the current gas supply contract
with PWC in June 2009 but have not yet contracted with these identified
customers. We understand the potential customers are currently not prepared to
accept gas deliveries until the 2010-2012 timeframe. As the revenues from the
sale of gas in the Mereenie field currently account for approximately 84% of your
total gas sales, tell us how you have considered the potential inability to obtain
new customers for the periods subsequent to June 2009 in your evaluations of
impairment of the Mereenie field related assets. Additionally, tell us how you
have considered the reduction in cash flows from lack of sales subsequent to June
2009 in your goodwill impairment analyses.

Liquidity and Capital Resources, page 10

6.   We note from your Form 10-K footnote disclosure that your cash and cash
equivalents includes money market accounts and short-term commercial paper.
Considering current market conditions, disclose the composition of your cash
balances and discuss why you consider these items to be readily convertible into
known amounts of cash, as required by SFAS 95, paragraph 8.

7.   Given the composition of your cash balances, tell us your consideration of
disclosing known events or uncertainties that will or are reasonably likely to
result in your liquidity changing in any material way. Refer to Regulation S-K
Item 303(a)(1).

Engineering Comments

Supplementary Oil and Gas Disclosure (Unaudited and Restated), page 59

Discounted Future Net Cash Flows, page 61

8.   With a view toward possible future disclosure, please tell us the year-end prices you applied to your proved reserves to calculate the standardized measure for each of the three years presented.

Additional Information Regarding Discounted Future Net Cash Flows, page 62

9.   We note your statement, "All the crude oil reserves are developed reserves." and your presentation of 520,000 barrels of proved developed oil reserves and 778,000 barrels of total proved oil reserves for June 30, 2008. We see similar differences for the other years. Please explain these inconsistencies to us and amend your document if it is appropriate. Tell us the reserve figures you used in your depletion calculations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Shannon Buskirk at (202) 551- 3717, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief